UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

SANDALWOOD VENTURES, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

79977R 202
(CUSIP Number)

Jim Vogiatzis
745 New Westminster Dr., Suite 801, Thornhill, Ontario, Canada L4J 8J9
Telephone: 416-885-9449
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 3, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

| 1 |	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Jim Vogiatzis

| 2 |	Check the Appropriate Box if a Member of a Group	(a)[ ]
(b)[ ]

| 3 |	SEC Use Only

| 4 |	Source of Funds
PF

| 5 |	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

| 6 |	Citizenship or Place of Organization
Canada

| 7 | Sole Voting Power
280,000,000 shares of common stock
Number of
Shares Bene-
ficially	| 8 | Shared Voting Power
Owned by Each	0
Reporting
Person With	| 9 | Sole Dispositive Power
280,000,000 shares of common stock

10 | Shared Dispositive Power
N/A

| 11 |	Aggregate Amount Beneficially Owned by Each Reporting Person
280,000,000 shares of common stock

| 12 |	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
N/A

| 13 |	Percent of Class Represented by Amount in Row (11) (see Item 3 and Item 5)
23.4%

| 14 |	Type of Reporting Person
IN

Item 1. Security and Issuer

This Schedule 13D relates to the Common Stock of Sandalwood Ventures, Inc. (the “Company”).  The principal executive offices of the Company are located at Riverside House, Riverside Drive, Aberdeen, United Kingdom AB11 7LH.

Item 2. Identity and Background

(a)-(c)  This Statement on Schedule 13D is being filed by Jim Vogiatzis, an individual, and the Manager of Autotov Auto Repairs, located at 750 Oakdale Road, Unit 15, Toronto, Ontario M3N 2Z4.

(d)-(e)  During the last five years, Jim Vogiatzis: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Jim Vogiatzis is a citizen of Canada.

Item 3. Source of Amount of Funds or Other Compensation

On or around April 9, 2012, Edwin Slater, the Company’s then sole officer and Director and majority shareholder, and Luciana D’Alessandris, Jim Vogiatzis, Michael Zitser and Sergey Kartsev (collectively, the “Purchasers”) entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”).

Pursuant to the Stock Purchase Agreement, each of the Purchasers agreed to purchase 1/4th of the total shares of common stock held by Mr. Slater (280,000,000 shares of common stock each or 1,120,000,000 shares of common stock total) for $5,000, or $20,000 in aggregate.  Mr. Slater currently holds 93.7% of our outstanding voting securities and each Purchaser will acquire rights to 23.4% of our voting securities (notwithstanding the issuance of the newly designated Series A Preferred Stock, as described below) upon the closing of the Stock Purchase Agreement.

Item 4. Purpose of Transaction

Jim Vogiatzis acquired the securities for investment purposes.  Depending on general market and economic conditions affecting the Company and other relevant factors, Jim Vogiatzis may purchase additional securities of the Company or dispose of some or all of the securities from time to time in open market transactions, private transactions or otherwise.

Jim Vogiatzis also acquired the securities of the Company in a transaction which may relate to or result in:

(a)	the acquisition by persons of additional securities of the Company, or the disposition of securities of the Company;

(b)	a reorganization involving the Company;

(c)	a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	a change in the present board of directors and management of the Company, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	a material change in the present capitalization or dividend policy of the Company;

(f)	other material changes in the Company’s business or corporate structure;

(g)	changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

Jim Vogiatzis does not have any immediate plans or proposals which relate to or result in:

(h)
causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	any action similar to any of those enumerated in (h) through (i), above.

Item 5. Interest in Securities of the Issuer

(a)	Jim Vogiatzis beneficially owns 280,000,000 shares of common stock, representing 23.4% of the Company’s outstanding shares of common stock.

(b)	Jim Vogiatzis holds the sole power to vote and direct the vote and the sole power to dispose and to direct the disposition of all 280,000,000 shares of common stock.

(c)	None.

(d)	No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the 280,000,000 shares of common stock held by Jim Vogiatzis.

(e)	N/A

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to be Filed as Exhibits

None.

 Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 10, 2012

By:	/s/ Jim Vogiatzis
Jim Vogiatzis